                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                    (Amendment No. ___4___)*

                 NATIONAL CITY BANCSHARES, INC.
                        (Name of Issuer)

                          COMMON STOCK
                 (Title of Class of Securities)

                            635313109
                         (CUSIP Number)

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This amendment is being filed for the sole purpose of explaining the restatement of our Schedule 13G filing on February 10, 1995, which was in fact our Amendment No. 3.

Dated this 13th day of June, 1995.

                            THE NATIONAL CITY BANK OF EVANSVILLE



                             By /S/ PAUL N. HOCKING
                                Paul N. Hocking
                                Sr. Vice Pres. and Sr. Trust Off.